SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

	Power Sold (In Gigawatt hours)				Power Sales (In billions of Won)
	Demand by the Type of Usage	August 2006	August 2007	Year on year growth	August 2006	August 2007	Year on year growth
For August 2007	Residential	5,511	5,661	2.7%	677	683	1.0%
	Commercial	7,765	8,246	6.2%	899	945	5.1%
	Educational	401	433	8.0%	39	42	6.5%
	Industrial	15,305	16,392	7.1%	1,123	1,247	11.0%
	Agricultural	682	728	6.7%	29	31	7.8%
	Street-Lighting	198	210	5.9%	14	16	9.8%

	Total	29,862	31,670	6.1%	2,782	2,964	6.6%

From January 2007 to August 2007	Residential	49,547	50,489	1.9%	4,599	4,724	2.7%
	Commercial	52,164	54,535	4.5%	5,115	5,345	4.5%
	Educational	3,146	3,425	8.9%	247	267	8.1%
	Industrial	121,270	128,429	5.9%	7,617	8,363	9.8%
	Agricultural	4,861	5,226	7.5%	213	226	6.0%
	Street-Lighting	1,727	1,791	3.7%	121	131	8.0%

	Total	232,715	243,895	4.8%	17,911	19,055	6.4%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager International Finance Department

Date: September 21, 2007